Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Voting Rights and Capital

28 December 2006

In accordance with the Transparency Directive’s transitional provision 6 we hereby notify the market that:

Royal & Sun Alliance Insurance Group plc’s capital consists of 2,987,526,642 ordinary shares with voting rights. Therefore, the total number of voting rights in Royal & Sun Alliance Insurance Group plc is 2,987,526,642.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Royal & Sun Alliance Insurance Group plc under the FSA’s Disclosure and Transparency Rules.

–ENDS–

Enquiries to:

Luke Thomas

Tel: +44 (0)20 7111 7000